

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

<u>Via U.S. mail and facsimile (972) 943-0116</u>

Mr. Robert D. Davis, Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

      RE: Rent-A-Center, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed February 26, 2010
              File No. 000-25370

Dear Mr. Davis:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            Pamela Long
                            Assistant Director